As filed with the United States Securities and Exchange Commission on December 14, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

DSM-FIRMENICH AG

 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

SWITZERLAND
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
 (302) 636-5400, ext. 63235
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
1 Columbus Circle
New York, New York 10019
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-tenth of one ordinary share of DSM-Firmenich AG	200,000,000 American Depositary Shares	$0.05	$10,000,000	$1,476.00

*   Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 14 and 15

	(iii)	The collection and distribution of dividends	Articles 13 and 14

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 12, 14 and 15

	(v)	The sale or exercise of rights	Articles 13, 14 and 15

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 9, 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles 20 and 21 (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 6, 8, 9, 10 and 22

	(x)	Limitation upon the liability of the depositary	Articles 10, 15, 16, 17, 18 and 21

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article 9

Item 2. AVAILABLE INFORMATION

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, DSM-Firmenich AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934"), on its Internet Web site (https://www.dsm-firmenich.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHBITS

(a)
Form of Deposit Agreement, dated as of                 , 2023, by and among DSM-Firmenich AG, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and DSM-Firmenich AG in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of DSM-Firmenich AG. – Set forth on the signature pages hereto.

Item 4 UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among DSM-Firmenich AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 14, 2023.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of DSM-Firmenich AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, DSM-Firmenich AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Heerlen, the Netherlands on December 14, 2023.

DSM-Firmenich AG

By:	/s/ Dimitri de Vreeze
Name:	Dimitri de Vreeze
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Dimitri De Vreeze, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorney full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on December 14, 2023.

Signatures	Capacity

/s/ Dimitri de Vreeze	Chief Executive Officer
Dimitri de Vreeze

/s/ Ralf Schmeitz	Chief Financial Officer
Ralf Schmeitz

Chair of the Board and Member of the Board of Directors
Thomas Leysen

/s/ Patrick Firmenich	Vice-Chair of the Board and Member of the Board of Directors
Patrick Firmenich

/s/ André Pometta	Member of the Board of Directors
André Pometta /s/ Dr. Antoine Firmenich	Member of the Board of Directors
Dr. Antoine Firmenich
Member of the Board of Directors
Carla Mahieu /s/ Corien M. Wortmann-Kool	Member of the Board of Directors
Corien M. Wortmann-Kool /s/ Erica Mann	Member of the Board of Directors
Erica Mann
/s/ Frits Van Paasschen	Member of the Board of Directors
Frits Van Paasschen

Member of the Board of Directors
John Ramsay

Member of the Board of Directors
Pradeep Pant
/s/ Richard Ridinger	Member of the Board of Directors
Richard Ridinger
Member of the Board of Directors
Dr. Sze Cotte-Tan

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of DSM-Firmenich AG, has signed this Registration Statement on Form F-6 in New York, New York on December 14, 2023.

DSM North America

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President General Counsel

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Deposit Agreement (d) Opinion of counsel to the Depositary